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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                               REXENE CORPORATION
                                (Name of issuer)

                               REXENE CORPORATION
                      (Name of person(s) filing statement)
                             ---------------------
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of class of securities)

                                   761683101
                     (CUSIP number of class of securities)

                               BERNARD J. MCNAMEE
            EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               REXENE CORPORATION
                                5005 LBJ FREEWAY
                              DALLAS, TEXAS 75244
                                 (972) 450-9000
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)
                             ---------------------
                                    Copy to:

                             DENNIS J. BLOCK, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
                             ---------------------
                                 APRIL 4, 1997
     (Date tender offer first published, sent or given to security holders)

                           CALCULATION OF FILING FEE

            TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
                 $34,500,000                                       $6,900

* Calculated solely for purposes of determining the filing fee, based upon the purchase of 2,156,250 shares at the maximum tender offer price per share of $16.00.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount Previously Paid: N/A                         Filing Party: N/A
        Form or Registration No.: N/A                         Date Filed: N/A

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

     This Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates to the tender offer by Rexene Corporation, a Delaware corporation (the "Company"), to purchase up to 2,156,250 shares of its common stock, par value $0.01 per share (the "Shares"), including associated Common Stock Purchase Rights issued pursuant to the Stockholder Rights Agreement, dated as of January 26, 1993, as amended, between the Company and American Stock Transfer & Trust Company, as Rights Agent, at prices, net to the seller in cash, not greater than $16.00 nor less than $14.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 4, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, are herein collectively referred to as the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

ITEM 1. SECURITY AND ISSUER.

     (a) The name of the issuer is Rexene Corporation, a Delaware corporation. The address of its principal executive offices is 5005 LBJ Freeway, Dallas, Texas 75244.

     (b) The information set forth in "Introduction," "Section 1. Number of Shares; Proration" and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company, although the Company has been advised that none of its directors, executive officers or their respective affiliates intends to tender any Shares pursuant to the Offer.

     (c) The information set forth in "Introduction" and "Section 7. Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

     (d) This Statement is being filed by the issuer.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "Introduction" and "Section 10. Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER.

     (a)-(j) The information set forth in "Introduction," "Section 8. Purpose of the Offer; Certain Effects of the Offer," "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 10. Source and Amount of Funds" and "Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" and "Schedule I -- Certain Transactions Involving Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "Introduction," "Section 8. Purpose of the Offer; Certain Effects of the Offer" and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Introduction" and "Section 16. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

     (a)-(b) The information set forth in "Section 11. Certain Information About the Company" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) The information set forth in "Section 13. Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)          -- Form of Offer to Purchase dated April 4, 1997.
         (a)(2)          -- Form of Letter of Transmittal.
         (a)(3)          -- Form of Notice of Guaranteed Delivery.
         (a)(4)          -- Form of Letter to Brokers, Dealers, Commercial Banks,
                            Trust Companies and Other Nominees.
         (a)(5)          -- Form of Letter to Clients for use by Brokers, Dealers,
                            Commercial Banks, Trust Companies and Other Nominees.
         (a)(6)          -- Form of Letter dated April 4, 1997 to stockholders from the Chairman and Chief Executive Officer of the Company.
         (a)(7)          -- Form of Press Release issued by the Company dated April
                            3, 1997.
         (a)(8)          -- Form of Summary Advertisement dated April 4, 1997.
         (a)(9)          -- Guidelines for Certification of Taxpayer Identification
                            Number on Form W-9.
         (b)(1)          -- Amended and Restated Credit Agreement (the "Credit
                            Agreement"), dated as of April 24, 1996, among the
                            Company, as Borrower, The Bank of Nova Scotia, as Agent,
                            and the Lenders signatory thereto (previously filed with
                            the Commission as Exhibit 10.15.3 to the Company's
                            Quarterly Report on Form 10-Q for the quarter ended June
                            30, 1996 and incorporated by reference herein).
         (b)(2)          -- First Amendment and Supplement to the Credit Agreement,
                            effective March 14, 1997, among the Company, as Borrower,
                            The Bank of Nova Scotia, as Agent, and the Lenders
                            signatory thereto (previously filed with the Commission
                            as Exhibit 10.13.3 to the Company's Annual Report on Form
                            10-K for the year ended December 31, 1996 and
                            incorporated by reference herein).
         (c)             -- Not applicable.
         (d)             -- Not applicable.
         (e)             -- Not applicable.
         (f)             -- Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                            REXENE CORPORATION

                                            By:    /s/ BERNARD J. MCNAMEE
                                              ----------------------------------
                                              Name: Bernard J. McNamee
                                              Title:  Executive Vice President,
                                                      General Counsel and
                                                      Secretary

Dated: April 4, 1997

                                 EXHIBIT INDEX

       99(a)(1)          -- Form of Offer to Purchase dated April 4, 1997.
       99(a)(2)          -- Form of Letter of Transmittal.
       99(a)(3)          -- Form of Notice of Guaranteed Delivery.
       99(a)(4)          -- Form of Letter to Brokers, Dealers, Commercial Banks,
                            Trust Companies and Other Nominees.
       99(a)(5)          -- Form of Letter to Clients for use by Brokers, Dealers,
                            Commercial Banks, Trust Companies and Other Nominees.
       99(a)(6)          -- Form of Letter dated April 4, 1997 to stockholders from the Chairman and Chief Executive Officer of the Company.
       99(a)(7)          -- Form of Press Release issued by the Company dated April
                            3, 1997.
       99(a)(8)          -- Form of Summary Advertisement dated April 4, 1997.
       99(a)(9)          -- Guidelines for Certification of Taxpayer Identification
                            Number on Form W-9.
       99(b)(1)          -- Amended and Restated Credit Agreement (the "Credit
                            Agreement"), dated as of April 24, 1996, among the
                            Company, as Borrower, The Bank of Nova Scotia, as Agent,
                            and the Lenders signatory thereto (previously filed with
                            the Commission as Exhibit 10.15.3 to the Company's
                            Quarterly Report on Form 10-Q for the quarter ended June
                            30, 1996 and incorporated by reference herein).
       99(b)(2)          -- First Amendment and Supplement to the Credit Agreement,
                            effective March 14, 1997, among the Company, as Borrower,
                            The Bank of Nova Scotia, as Agent, and the Lenders
                            signatory thereto (previously filed with the Commission
                            as Exhibit 10.13.3 to the Company's Annual Report on Form
                            10-K for the year ended December 31, 1996 and
                            incorporated by reference herein).
         (c)             -- Not applicable.
         (d)             -- Not applicable.
         (e)             -- Not applicable.
         (f)             -- Not applicable.